SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) OR 13(e) (1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 5)

DIGEX, INCORPORATED

(Name of Subject Company (Issuer))

WORLDCOM, INC.

INTERMEDIA COMMUNICATIONS INC.

BUSINESS INTERNET, INC.

INTERMEDIA INVESTMENT, INC.

(Name of Filing Persons – (Offeror and Other Persons))

CLASS A Common Stock, par value $.01 PER SHARE

(Title of Class of Securities)

253756 10 0

(CUSIP Number of Class of Securities)

Anastasia D. Kelly

Secretary

WorldCom, Inc.

22001 Loudoun County Parkway

Ashburn, VA 20147

Telephone: (703) 886-5600

(Name, Address and Telephone Number of Person

Authorized to Receive Notice and Communications on Behalf of Filing Person)

COPIES TO:

Steven D. Rubin, Esq.

Weil, Gotshal & Manges LLP

700 Louisiana, Suite 1600

Houston, TX 77002

Telephone: (713) 546-5000

CALCULATION OF FILING FEE*

Transaction Valuation	Amount of Filing Fee

$20,415,568.80	$1,652

*	For purposes of calculating the filing fee only. The fee is $80.90 per $1,000,000 of the aggregate offering amount (or .00008090 of the aggregate transaction valuation), calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Advisory #11 issued by the Commission on February 21, 2003. The amount assumes the purchase of 25,519,461 shares of Class A Common Stock of Digex, Incorporated for a purchase price per share of $0.80 in cash.

■	Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,652	Filing Party:	WorldCom, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	August 27, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:

■	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

■	going-private transaction subject to Rule 13e-3.

■	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

(Continued on following pages)

(Page 1 of 11 pages)

SCHEDULE 13D

CUSIP No.	Class A Common Stock: 253756 10 0	Page 2 of 11 Pages
Class B Common Stock: 369385 20 8

1.	Name of Reporting Person: S.S. or I.R.S. Identification No. of above Person:	WorldCom, Inc. 58-1521612

2.	Check the Appropriate Box if a Member of a Group: (a) ☒ (b) ☐

3.	SEC Use Only:

4.	Source of Funds:	Class A Common Stock: WC, OO Class B Common Stock: OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☒

6.	Citizenship or Place of Organization:	Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power:

         Class A Common Stock: 39,350,000(1)

         Class B Common Stock: 39,350,000(2)

  8.    Shared Voting Power:

         None

  9.    Sole Dispositive Power:

         Class A Common Stock: 39,350,000(1)

         Class B Common Stock: 39,350,000(2)

10.    Shared Dispositive Power:

         Class A Common Stock: 730,995(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: Class A Common Stock: 40,080,995(4) Class B Common Stock: 39,350,000(2)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:	☐

13.	Percent of Class Represented by Amount in Row (11): Class A Common Stock: 61.1%(4) Class B Common Stock: 100.0%(2)

14.	Type of Reporting Person CO

(1)	Includes shares of Class A Common Stock if shares of Class B Common Stock are converted.

(2)	Represents shares of Class B Common Stock held of record by Intermedia Investment, Inc., a wholly owned subsidiary of Business Internet, Inc., which is a wholly owned subsidiary of Intermedia Communications Inc., which is a directly owned subsidiary of WorldCom.

(3)	Represents shares of Class A Common Stock issuable upon conversion of 50,000 shares of Series A Convertible Preferred Stock owned directly by HPQ Holdings, LLC, a wholly owned subsidiary of Hewlett-Packard Company, which shares WorldCom has agreed to purchase pursuant to the terms of a Stock Purchase Agreement dated July 23, 2003, by and among WorldCom, Hewlett-Packard and HPQ Holdings. So long as the Stock Purchase Agreement is in effect, HPQ is prohibited from selling or otherwise transferring the Series A Convertible Preferred Stock.

(4)	Includes shares of Class A Common Stock if shares of Class B Common Stock are converted and shares of Class A Common Stock issuable upon conversion of 50,000 shares of Series A Convertible Preferred Stock owned by HPQ Holdings, LLC. See notes (1) and (3) above.

SCHEDULE 13D

CUSIP No.	Class A Common Stock: 253756 10 0	Page 3 of 11 Pages
Class B Common Stock: 369385 20 8

1.	Name of Reporting Person: S.S. or I.R.S. Identification No. of above Person:	Intermedia Communications Inc. 59-2913586

2.	Check the Appropriate Box if a Member of a Group: (a) ☒ (b) ☐

3.	SEC Use Only:

4.	Source of Funds:	Class A Common Stock: OO Class B Common Stock: OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☒

6.	Citizenship or Place of Organization:	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power:

         Class A Common Stock: 39,350,000(1)

         Class B Common Stock: 39,350,000(2)

  8.    Shared Voting Power:

         None

  9.    Sole Dispositive Power:

         Class A Common Stock: 39,350,000(1)

         Class B Common Stock: 39,350,000(2)

10.    Shared Dispositive Power:

         None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: Class A Common Stock: 39,350,000(1) Class B Common Stock: 39,350,000(2)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:	☐

13.	Percent of Class Represented by Amount in Row (11): Class A Common Stock: 60.7%(1) Class B Common Stock: 100.0%(2)

14.	Type of Reporting Person CO

(1)	Represents shares of Class A Common Stock if shares of Class B Common Stock are converted.

(2)	Represents shares of Class B Common Stock held of record by Intermedia Investment, Inc., a wholly owned subsidiary of Business Internet, Inc., which is a wholly owned subsidiary of Intermedia Communications Inc.

SCHEDULE 13D

CUSIP No.	Class A Common Stock: 253756 10 0	Page 4 of 11 Pages
Class B Common Stock: 369385 20 8

1.	Name of Reporting Person: S.S. or I.R.S. Identification No. of above Person:	Business Internet, Inc. 52-1986462

2.	Check the Appropriate Box if a Member of a Group: (a) ☒ (b) ☐

3.	SEC Use Only:

4.	Source of Funds:	Class A Common Stock: OO Class B Common Stock: OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☒

6.	Citizenship or Place of Organization:	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power:

         Class A Common Stock: 39,350,000(1)

         Class B Common Stock: 39,350,000(2)

  8.    Shared Voting Power:

         None

  9.    Sole Dispositive Power:

         Class A Common Stock: 39,350,000(1)

         Class B Common Stock: 39,350,000(2)

10.    Shared Dispositive Power:

         None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: Class A Common Stock: 39,350,000(1) Class B Common Stock: 39,350,000(2)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:	☐

13.	Percent of Class Represented by Amount in Row (11): Class A Common Stock: 60.7%(1) Class B Common Stock: 100.0%(2)

14.	Type of Reporting Person CO

(1)	Represents shares of Class A Common Stock if shares of Class B Common Stock are converted.

(2)	Represents shares of Class B Common Stock held of record by Intermedia Investment, Inc., which is a wholly owned subsidiary of Business Internet, Inc.

SCHEDULE 13D

CUSIP No.	Class A Common Stock: 253756 10 0	Page 5 of 11 Pages
Class B Common Stock: 369385 20 8

1.	Name of Reporting Person: S.S. or I.R.S. Identification No. of above Person:	Intermedia Investment, Inc. 59-3677137

2.	Check the Appropriate Box if a Member of a Group: (a) ☒ (b) ☐

3.	SEC Use Only:

4.	Source of Funds:	Class A Common Stock: OO Class B Common Stock: OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☒

6.	Citizenship or Place of Organization:	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power:

         Class A Common Stock: 39,350,000(1)

         Class B Common Stock: 39,350,000

  8.    Shared Voting Power:

         None

  9.    Sole Dispositive Power:

         Class A Common Stock: 39,350,000(1)

         Class B Common Stock: 39,350,000

10.    Shared Dispositive Power:

         None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: Class A Common Stock: 39,350,000(1) Class B Common Stock: 39,350,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:	☐

13.	Percent of Class Represented by Amount in Row (11): Class A Common Stock: 60.7%(1) Class B Common Stock: 100.0%

14.	Type of Reporting Person CO

(1)	Represents shares of Class A Common Stock if shares of Class B Common Stock are converted.

SCHEDULE TO

This Amendment No. 5 (this “Amendment”) amends and/or supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO filed with the Securities and Exchange Commission (the “Commission”) on August 27, 2003, as amended and/or supplemented by Amendment No. 1 filed with the Commission on September 23, 2003, Amendment No. 2 filed with the Commission on October 6, 2003, Amendment No. 3 filed with the Commission on October 14, 2003 and Amendment No. 4 filed with the Commission on October 20, 2003 (as so amended and/or supplemented, the “Schedule TO”), by WorldCom, Inc., a Georgia Corporation (“MCI”), Intermedia Communications Inc., a Delaware corporation and subsidiary of MCI (“Intermedia”), Business Internet, Inc., a Delaware corporation and wholly owned subsidiary of Intermedia (“Business Internet”), and Intermedia Investment, Inc., a Delaware corporation and wholly owned subsidiary of Business Internet (“Intermedia Investment”). The Schedule TO, along with this Amendment, relates to the offer by MCI to purchase all of the outstanding shares of Class A Common Stock, par value $.01 per share (the “Class A Common Stock”), of Digex, Incorporated (“Digex”), at a price of $0.80 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 27, 2003, as amended (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the “Offer”). The item numbers and responses thereto below are in accordance with the requirements of Schedule TO. Any capitalized term used and not otherwise defined herein has the meaning given to such term in the Offer to Purchase.

The information set forth in the Offer to Purchase and the related Letter of Transmittal is expressly incorporated herein by reference in response to all Items of this Amendment, including without limitation all of the information required by Schedule 13E-3 that is not included in or covered by the items in the Schedule TO, except as set forth below. In addition, the information set forth in Items 1 through 13 of the Schedule TO are incorporated herein by reference with respect to Items 1 through 13 of this Amendment, except those Items as to which information specifically provided herein is relevant, in which case the information contained in the Schedule TO is incorporated herein by reference in partial answer to those Items unless otherwise noted hereto.

For the purpose of this Amendment, all references to the Offer to Purchase that are expressly set forth in this Amendment or incorporated herein by reference from other documents specifically refer to the Offer to Purchase dated August 27, 2003, as amended, unless otherwise stated herein.

This Amendment also constitutes the amendment to the Schedule 13E-3 and the Schedule 13D/A filed by and on behalf of MCI, Intermedia, Business Internet and Intermedia Investment.

ITEMS 1-11, 13.

The Schedule TO is hereby amended and supplemented by adding the following disclosure, as appropriate, for Items 1-11 and 13 thereof:

On October 24, 2003, MCI announced that David J. Greene & Company LLC and JMB Capital Partners, L.P., stockholders of Digex, have entered into agreements to tender all of the shares of Class A Common Stock of Digex owned by them into the Offer. Collectively, David J. Greene & Company and JMB Capital own an aggregate of 7,199,859 shares of Class A Common Stock. The tender of the shares of Class A Common Stock by the two stockholders is conditioned upon MCI increasing the offer price to $1.00 per share from the current offer price of $0.80 per share, a 25 percent increase. Approval of the U.S. Bankruptcy Court for the Southern District of New York is required for MCI to increase the offer price. MCI will promptly file an application with the Bankruptcy Court seeking approval for the payment of the increased offer price. The text of a press release issued by MCI on October 24, 2003 announcing the execution of the tender agreements is attached hereto as Exhibit (a)(11) and is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(11)	Text of press release issued by MCI on October 24, 2003 announcing the execution of the tender agreements.

(d)(1)	Tender Agreement dated as of October 24, 2003 by and among WorldCom, Inc. and David J. Greene & Company LLC.

(d)(2)	Tender Agreement dated as of October 24, 2003 by and among WorldCom, Inc. and JMB Capital Partners, L.P.

6

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2003

WORLDCOM, INC.

By:	/S/ ANASTASIA D. KELLY

Name:	Anastasia D. Kelly
Title:	Executive Vice President, General Counsel and Secretary

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2003

INTERMEDIA COMMUNICATIONS INC.

By:	/S/ ANASTASIA D. KELLY

Name:	Anastasia D. Kelly
Title:	Secretary

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2003

BUSINESS INTERNET, INC.

By:	/S/ ANASTASIA D. KELLY

Name:	Anastasia D. Kelly
Title:	Secretary

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2003

INTERMEDIA INVESTMENT, INC.

By:	/S/ ANASTASIA D. KELLY

Name:	Anastasia D. Kelly
Title:	Secretary

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(11)	Text of press release issued by MCI on October 24, 2003 announcing the execution of the tender agreements.

(d)(1)	Tender Agreement dated as of October 24, 2003 by and among WorldCom, Inc. and David J. Greene & Company LLC.

(d)(2)	Tender Agreement dated as of October 24, 2003 by and among WorldCom, Inc. and JMB Capital Partners, L.P.